FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated March 25, 2009

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B

Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant today issued the following press release:

Adjustments to IFRS financial statements 2006 - 2008

2009.03.25

Aktiebolaget Svensk Exportkredit (Swedish Export Credit Corporation) (“SEK” or the “Company”) announced today that it expects to restate the Company’s consolidated IFRS financial statements for the years ended December 31, 2007 and 2006 in order to correct certain technical errors in the marking to market of a small number of derivative positions, assets and liabilities required to be reported at fair value. The changes also effect the Company’s unaudited IFRS results for 2008 (which SEK announced on February 20, 2009), and have the overall effect of reducing previously reported net income for 2006 and 2007, while increasing previously reported stockholder’s equity for those years, although SEK expects both the net income and stockholder’s equity figures for 2008 to be higher than that previously reported.

The Company does not believe that the restatement will have any effect whatsoever on its ability to service its outstanding debt and other obligations, nor does SEK expect that it will have any impact on its credit ratings.

Based on its latest calculations, which have not yet been audited by SEK’s independent public accountants, SEK expects that the net effect of the revisions and restatement will increase the Company’s previously reported net income for 2008 by approximately 6 to 8 percent of the previously reported figure, reduce previously reported net income for 2007 by between 1 and 3 percent, and reduce previously reported net income for 2006 by between 17 and 19 percent.

Conversely, the Company’s shareholder’s equity as of December 31, 2008 is expected to increase by less than 1 percent, while shareholder’s equity as of December 31, 2007 is expected to increase by less than 1 percent and shareholder’s equity as of December 31, 2006 to increase by less than 1 percent. Furthermore, shareholder’s equity upon SEK’s transition to IFRS, as of January 1, 2006, is expected to increase by 1 to 3 percent.

Details of the various correcting adjustments, as well as further information about the restatement and copies of the Company’s audited consolidated financial statements, will be provided in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, which the Company currently expects to file with the U.S. Securities and Exchange Commission in the second half of April, subject to completion of management’s review and audit procedures by the Company’s independent public accountants.

In accordance with Securities and Exchange Commission rules regarding the age of audited financial statements incorporated into a registration statement, SEK will be suspending all offerings of SEC-registered Medium Term Notes effective March 31, 2009, and will only re-commence such offerings after the filing of its Annual Report on Form 20-F.

For further information please contact Johan Winlund, Head of Communications at SEK, +46 8 613 84 88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2009

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President